1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

May 24, 2021

VIA EDGAR

Mr. Tony Burak

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust” or “Registrant”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Dear Mr. Burak:

This letter responds to your comments with respect to certain of the Trust’s annual reports and post-effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a “Fund,” and together, the “Funds”). The comments were provided by the SEC staff (the “Staff”) in a telephone conversation on April 19, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: A statement in “General Information – Availability of Quarterly Schedule of Investments” of the Funds’ annual reports indicates that quarterly schedules of investment are available on a Fund’s website and refers specifically to Form N-Q. In future reports, please revise the reference to include Form N-PORT also.

Response: Starting with the Funds’ annual report for the fiscal year ended September 30, 2020 and in subsequent annual reports, the “General Information – Availability of Quarterly Schedule of Investments” section states the following, which includes a reference to Form N-PORT: “The iShares Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year as an exhibit to its reports on Form N-PORT. The iShares Funds’ Forms N-PORT are available on the SEC’s website at sec.gov.”

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/Benjamin J. Haskin
Benjamin J. Haskin

cc:	D. Damre Smith M. Rolland N. Cordell A. Attawar J. Kerslake J. Tincher

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares U.S. ETF Trust	iShares Evolved U.S. Consumer Staples ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Discretionary Spending ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Financials ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Healthcare Staples ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Innovative Healthcare ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Media and Entertainment ETF	07/31/20
iShares U.S. ETF Trust	iShares Evolved U.S. Technology ETF	07/31/20
iShares U.S. ETF Trust	BlackRock Short Maturity Bond ETF	10/31/20
iShares U.S. ETF Trust	BlackRock Short Maturity Municipal Bond ETF	10/31/20
iShares U.S. ETF Trust	BlackRock Ultra Short-Term Bond ETF	10/31/20
iShares U.S. ETF Trust	iShares Bloomberg Roll Select Commodity Strategy ETF	10/31/20
iShares U.S. ETF Trust	iShares Commodity Curve Carry Strategy ETF	10/31/20
iShares U.S. ETF Trust	iShares Commodities Select Strategy ETF	10/31/20
iShares U.S. ETF Trust	iShares Gold Strategy ETF	10/31/20
iShares U.S. ETF Trust	iShares Inflation Hedged Corporate Bond ETF	10/31/20
iShares U.S. ETF Trust	iShares Interest Rate Hedged Corporate Bond ETF	10/31/20
iShares U.S. ETF Trust	iShares Interest Rate Hedged Emerging Markets Bond ETF	10/31/20
iShares U.S. ETF Trust	iShares Interest Rate Hedged High Yield Bond ETF	10/31/20
iShares U.S. ETF Trust	iShares Interest Rate Hedged Long-Term Corporate Bond ETF	10/31/20

A-1